Exhibit (a)(5)(C)

GREEN COURTE PARTNERS SUCCESSFULLY COMPLETES TENDER OFFER

FOR AMERICAN LAND LEASE, INC.; SUBSEQUENT OFFERING PERIOD BEING PROVIDED

LAKE FOREST, IL. – February 18, 2009 – (BUSINESS WIRE) – Green Courte Partners, LLC, a Chicago-based private equity investment firm, today announced that one of its affiliates (such affiliate is referred to as “Green Courte Partners”) completed its tender offer for all outstanding shares of American Land Lease, Inc. (NYSE: ANL). Green Courte Partners has accepted all of the shares tendered and not withdrawn at $14.20 per share, net to the seller in cash without interest thereon.

The tender offer expired at 5:00 p.m., New York City time, on Tuesday, February 17, 2009. The depositary for the tender offer has advised Green Courte Partners and ANL that, as of the expiration of the tender offer, a total of 7,442,072 shares of ANL’s common stock were validly tendered and not withdrawn (which includes approximately 232,763 shares subject to guaranteed delivery procedures), representing approximately 93% of ANL’s outstanding common stock. As a result, the “minimum condition” of the tender offer was satisfied. All other conditions of the tender offer have been satisfied or waived. All tendered shares have been accepted for payment in accordance with the terms of the tender offer. Stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $14.20 per share, net to the seller in cash without interest.

Pursuant to the terms of the previously announced merger agreement, Green Courte Partners expects to complete its acquisition of 100% of the common stock of ANL by effecting a merger of Green Courte Partners and ANL, subject to the satisfaction or waiver of the conditions of the merger. In the merger, Green Courte Partners will acquire all other shares of outstanding common stock of ANL (other than those as to which holders properly exercise appraisal rights, if any are available) at the same $14.20 per share price, net to the seller in cash without interest thereon, that was paid in the tender offer. ANL intends to call a special meeting of its stockholders to vote on the merger and related matters. As a result of the consummation of the tender offer, Green Courte Partners owns and has the right to vote a sufficient number of outstanding shares such that approval of the merger at the special meeting is assured without the affirmative vote of any other stockholder. Further information about the special meeting will be forthcoming. ANL’s 7.75% Series A Cumulative Redeemable Preferred Stock will remain outstanding after the merger is completed.

In addition, Purchaser has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on Friday, February 20, 2009, unless further extended, to permit ANL stockholders who have not yet tendered an opportunity to do so and allow those stockholders to receive the same offer price of $14.20 per share, net to the seller in cash without interest thereon, prior to March 16, 2009, the anticipated date of the special meeting of ANL’s stockholders and the closing date of the merger. All shares of ANL common stock properly tendered during the subsequent offering period will be immediately accepted and promptly paid for. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period except that (1) shares cannot be delivered by guaranteed delivery procedure and (2) shares tendered may not be withdrawn.

Holders with questions regarding tendering their shares may call Innisfree M&A Incorporated, Green Courte’s information agent, toll-free at 888-750-5834. Banks and brokers may call collect at 212-750-5833.

About Green Courte Partners

Green Courte Partners, LLC is a Chicago-based private equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. Green Courte Partners, LLC combines focused investment strategies with a disciplined approach to transaction execution and asset management with a goal of generating attractive risk-adjusted returns over a long-term holding period. For more information visit www.GreenCourtePartners.com.

About ANL

American Land Lease, Inc. is a Clearwater, Florida-based real estate investment trust that owns, develops and manages residential land lease communities primarily serving active adults. With over 10,000 home sites in 30 communities located primarily in Florida, Arizona and Alabama, ANL is committed to providing affordable, free-spirited retirement living for active adults. For more information, visit www.americanlandlease.com.

Additional Information about the Tender Offer and Where to Find it

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ANL common stock is being made only pursuant to an offer to purchase on Schedule TO and related materials that Green Courte Partners filed with the Securities and Exchange Commission (the “SEC”). In connection with the tender offer, Green Courte Partners filed with the SEC a tender offer statement and related offer to purchase on Schedule TO that provides the terms of the tender offer and ANL filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Stockholders are urged to read these documents carefully and in their entirety because they contain important information about the tender offer.

The offer to purchase and solicitation/recommendation statement have been mailed to ANL stockholders who are entitled to receive such documents. In addition, the tender offer statement and related offer to purchase and solicitation/recommendation statement as well as other filings containing information about ANL and the tender offer are available free of charge at the SEC’s Internet Web site, www.sec.gov. In addition, investors and security holders may obtain free copies of the solicitation/recommendation statement as well as other filings containing information about ANL and the tender offer that are filed with the SEC by ANL by contacting Shannon E. Smith, Chief Financial Officer, at 727-726-8868 or accessing ANL’s investor information website at www.americanlandlease.com/company or from Green Courte Partners by contacting James R. Goldman, Managing Director, Chief Investment Officer, at 847-582-9400.

Forward-looking statements

This press release includes certain forward-looking statements. Any such forward-looking statements may involve risk and uncertainties. These forward-looking statements appear throughout the press release and include statements regarding the intent, belief or current expectations of Green Courte Partners, including statements concerning the plans of Green Courte Partners with respect to its intention to complete its acquisition of ANL and ANL’s intention to call a special meeting of its stockholders. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of Green Courte Partners to control or predict. Green Courte Partners no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Green Courte Partners, LLC

James R. Goldman, Managing Director,

Chief Investment Officer, 847-582-9400

or

Innisfree M&A Incorporated

Stockholders, 888-750-5834

Banks and Brokers, 212-750-5833

or

American Land Lease, Inc.

Shannon E. Smith, Chief Financial Officer, 727-726-8868

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